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EDEN GROW SYSTEMS

Offering Regulation CF Market Model More Invest Now

OUR BUSINESS MODEL
- Product Lineup
- How It Works
- Collaborations
- Our Product
- The Business Model

REGULATION CF

Invest in the Future of Indoor Farming

NASA Scientists and ***Aerospace Engineers*** Unveil Groundbreaking Farming Technology for Earth's Sustainability

Price per share: **$1.00** Minimum Investment: **$500**

VIEW OUR OFFERING CIRCULAR >



Shaping The Future Of Technol



















FEATURED IN:

NASA yahoo! finance abc13 Houston FOX26 Houston Houston Chronicle iGrow News SPACENEW

EDEN

REGULATION CF

Investment Thesis

Traditionally, opportunities to invest in early-stage, high-potential companies like EGS have been limited to venture capitalists and accredited investors. We're changing that.

Investment Structure

The offering is set at a share price of $1, with a minimum investment threshold of $500, making it approachable for a wide range of investors.

Equity Offered



Conversion Potential



You can find more information here.

THE PROBLEM

Understanding the U.S. Food Crisis

Our current agricultural system is grappling with a monumental challenge. By 2050, it's estimated that we'll need to ramp up food production by approximately 70% to feed a global population of 9.8 billion people.

The harsh reality is that traditional farming methods are not keeping pace with this demand. Despite advancements over the past five decades, linear growth in agricultural yield falls drastically short of what's needed for 2050.

The closure of critical trade routes such as the Suez Canal, coupled with the diversion due to tensions in the Red Sea, highlights the vulnerabilities that come from sourcing food from thousands of miles away.



Key Challenges:

Urban Space Constraints

Over

82%

lives in urban areas where space farming is limited.

WeForum, 2020

Overreliance on Produce Imports

Over

50%

of fruit and

30%

of vegetables

are imported from overseas.

New York Times, 2024

More Food Deserts

Nearly

24 mil

of Americans live in food deserts, low-income neighborhoods with no access to affordable, fresh, healthy food.

USDA, 2022

Nutritional Content & Chemical Use

Over

820 mil

undernourished people globally.
+ Pesticides rising over 12-fold since 1995.

Source 1 & 2

THE MARKET

The Market & Trends

$250M+ Growing Indoor

Farming Market

Existing Farmers

Over

2M farms in the US,

averaging 444 acres and occupying 897 million acres in total

Untapped Enthusiasts

Over

42% of Americans

started growing their own produce in 2022

At Eden, we're transforming the landscape of sustainable agriculture. Within the booming $250M+ indoor farming market, we're making strides across key sectors—from partnering with the US Space Force to combating urban food deserts and enhancing educational and commercial food supply chains.


Government Contracts


Community Gardens


Food Deserts


Education Facilities: Kindergartens, Schools & Universities


Retailers & Wholesalers


Hospitalities & Restaurants

BIG IDEA

Grow Your Freedom



We seek to empower people with the choice to cultivate their own food, eliminating the need for complex supply chains and long-distance transportation from cities.

This is the only technology on the market that allows anyone to grow anything, year-round with the power of automation.

OUR SOLUTION

143%

Output Increase Compared to Hydroponics

Our systems you can grow **22% Faster** & **35% More** as compared to hydroponics.

Simplified, Affordable, and **Automated**


Advanced Aeroponic Technology


Diverse Crop Cultivation


Modular Design for All Spaces


Automated, User-Friendly Interface

At the core of our systems is the state-of-the-art *aeroponic technology*, originally designed for space missions. Enhanced with our latest advancements, this system surpasses traditional aeroponics, offering unparalleled efficiency, sustainability, and productivity. Eden is redefining indoor farming, establishing a new benchmark for indoor farming.

Our systems *are the only systems on the market* that allow you to grow the full spectrum of crops including root vegetables, potatoes, berries, tomatoes, peppers, microgreens, and even raise protein due to our systems being aquaponics, capable allowing you to raise freshwater prawns and small fish all in the same system.

Our systems are designed to be modular and versatile, fitting into various settings, from small urban apartments to larger rural areas. This flexibility ensures that *anyone, anywhere, can set up and start growing their own food.*

We believe in making advanced technology accessible. Our systems are designed with simplicity in mind, ensuring ease of use regardless of the user's agricultural experience. It's truly a *plug-and-play solution* for fresh food production.



Energy Efficient and Cost-Effective

Eden's aeroponic systems are not only efficient in growing plants but also in energy use. They are *designed to operate at lower costs* compared to traditional farming methods, making them affordable for a wide range of users.



Sustainable and Eco-Friendly

By using less water and zero pesticides, our systems are environmentally friendly, contributing to a healthier planet. They offer a sustainable *alternative to traditional agriculture,* reducing the carbon footprint and promoting eco-conscious living.



Partners & Collaborations

Our collaboration with the Feed the Future Foundation is a testament to our commitment to expanding these revolutionary systems to communities in need, offering a sustainable solution for global food production challenges. Discover how you can contribute to this cause at [Feed the Future Foundation](#).

We're making it possible to grow food efficiently, sustainably, and locally, fostering a healthier and more self-sufficient world.

PRODUCTS

Product Lineup

Eden Grow Systems' product lineup is designed to cater to a diverse range of farming needs, offering versatility and efficiency in sustainable agriculture. The lineup includes →

Each product in the Eden lineup is designed with aeroponic technology, ensuring efficient water and nutrient use while promoting rapid plant growth. Whether for personal, educational, or commercial use, Eden's systems offer scalable solutions for a variety of indoor farming applications.



ET100

Single Deck Grow Tower

32-108 Plant Capacity. Plants up to 3ft Tall

Tomatoes, Peppers, Kale, Broccoli, + More...

ET100R



HOW IT WORKS

How It Works



Step 1: Plant Your Seeds ⌄

Insert your seeds into the tower's grow media. The automated Eden Control System takes over, managing your garden from a single unit to a large-scale operation efficiently.

Step 2: Watch Them Grow ›

Step 3: Enjoy Your Harvest ›

COLLABORATIONS

Major Collaborations

These are just a few of our major collaborators that are helping ensure we have the latest technology to facilitate food independence.

→ UNITED STATES SPACE FORCE

→ NASA

→ FEED THE FUTURE

→ NEW MEXICO STATE UNIVERSITY

→ PURDUE UNIVERSITY

→ NORTH DAKOTA STATE UNIVERSITY

→ TEXAS A & M UNIVERSITY



OUR PRODUCT

The Eden Difference



Enhanced Aeroponic Efficiency

⚡ ACHIEVES FASTER GROWTH AND HIGHER YIELDS

Compared to hydroponics, our system achieves a 22% acceleration in growth and a 35% increase in yields, leading to an impressive 143% increase in annual output. Faster return on investment thanks to faster growth & higher yields.



Year-Round Growth

🌱 BREAKS FREE FROM SEASONAL CONSTRAINTS

Allows cultivation of crops year-round, in any climate, with lower recurring costs than in-ground growing.

Enhanced Value



$ OFFERS UNMATCHED VALUE WITH COMPETITIVE PRICING

Features a small-footprint design for easy setup and seamless operation. Includes value-added features unmatched in the market.



Longevity and Innovation

🚀 DURABLE AND BASED ON NASA SCIENCE

Designed to last over 10 years, rooted in NASA science, and enhanced by Eden's innovations for sustainable solutions.



Scalability and Versatility

📈 SUITS VARIOUS SCALES AND TYPES OF GROWTH

Scalable from individual to commercial use, capable of growing a wide variety of crops including food, medicinal plants, and even fish.



Extensive Variety

🌿 SUPPORTS A BROAD SPECTRUM OF CROPS

Allows for the cultivation of an extensive range of food and medicinal crops, integrating protein generation for holistic (Aquaponics capable) food production.



Concierge Lifetime Customer Support

💬 EXPERT GUIDANCE FOR SEAMLESS OPERATION AND MAXIMIZED YIELDS.

Our expert team is available to answer any queries, helping users maximize their system's performance and yield.

THE BUSINESS MODEL

0 Ways
We Make Money

01 Diverse and Innovative Product Sales

Our primary revenue stream comes from the sale of our advanced aeroponic farming systems. These include a range of products tailored for different needs and settings, from individual home use to larger commercial operations. Our systems' innovative design and efficiency make them highly appealing in the market, driving robust sales.

02 Software-as-a-Service (SaaS) Solutions

We offer a subscription-based SaaS platform that provides monitoring and control solutions for our aeroponic systems. This service enhances the user experience by offering real-time data, analytics, and remote management capabilities, creating a recurring revenue stream through monthly or annual subscriptions.

03 Licensing and Patents

With our technology, we are in the process of developing several patents. Licensing our technology to other companies and manufacturers provides a significant revenue stream, expanding our financial footprint beyond direct product sales.

04 After-Sales Services and Supplies

We offer after-sales services including maintenance, system upgrades, and supply of necessary components like nutrient solutions and seed packs. This not only ensures continuous customer engagement but also adds to our revenue through repeat sales and service charges.

05 Grow Operations

Our business model includes the revenue from operating aeroponic grow facilities that utilize our technology. These operations not only demonstrate our systems' efficiency but also produce sustainable, high-quality crops sold directly to markets, restaurants, and distributors. As seen in latest TV broadcast on ABC13, Fox and CHRON, this approach allows us to control the full value chain, increasing profitability and underscoring our commitment to sustainability and food security.

MILESTONES

Milestones

2013-2017

→ Developed first prototypes: Off-grid Aquaponics Habitat, LifePod.

May 2017

→ Founded Eden Grow Systems Inc.

2021

→ Launched Eden App & Grow Towers (Versions 1 to 2.3.1).

→ Achieved $47k in orders.

2022

→ Named Deep Tech Pioneer by Hello Tomorrow, Paris.

→ Released V2.4 with Eden Control System.

→ Generated $116k in orders.

2023

→ Recognized as a NASA Spinoff company; selected by US Space Force for aeroponic solutions.

→ Opened manufacturing facility in White Salmon, WA.

→ Reached $240k in orders of grow systems.

→ Partnered with major universities: Texas A&M, NMSU, Purdue, NDSU, PVAM.

→ Launched V3 of the Grow Tower.

→ Enhanced Partnership with TAMU Focused on Potato Cultivation

- Enhanced Partnership with TAMU Focused on Potato Cultivation.
- → Expanded market to schools, government agencies; Harris County Precinct 2 and USSF remote Air Force base.
- → Initiated pilot commercial grow operation in Oregon; planned full-scale facility in downtown Houston.
- → Collaborated with the Feed the Future Foundation; projects in Ukraine, Mexico, and Cameroon.

2024

- → Opened Houston showroom & grow operations.
- → Introduced countertop version of the grow system at under $1,000.
- → Collaborated with TAMU to successfully grow potatoes in our grow systems.

2024 - Projections

- → Release V3 of Grow Tower (cost-efficient manufacturing).
- → Market countertop grow system (sub $1k).
- → Construct BioSphere facility with Space Center Houston.
- → Enhance collaborations with universities and scientific advisors.
- → Expand full-scale grow operations in Washington & Houston.
- → Continue Eden App development; launch digital farmer's market.
- → Launch digital products and courses.
- → Expand military contracts for EGS systems.
- → Introduce Eden Systems Monitoring as a service.



WHY US?

Reasons to Invest NOW

Investing in Eden Grow Systems offers a multitude of compelling reasons, catering to both financial objectives and values-driven goals.

Unmatched Product Innovation ⌄

Eden leads the agricultural tech market with superior aeroponic systems that outperform others, offering faster growth, higher yields, and better efficiency. This innovation appeals to both consumer and commercial sectors.

Scalable Business Model ›

Addressing Global Food Scarcity ›

Exceptional Leadership ›

Early Investment Opportunity ›

OUR PEOPLE

Executive Team



L. Barton Womack

CEO

READ BIO



Jeff Raymond

CTO/COO

READ BIO



Ivan Garcia

CFO

READ BIO



Mike Sayler

VP Manufacturing

READ BIO

Board of Directors



Leo Womack

READ BIO



Thirza Duensing

READ BIO



Meagan Crawford

READ BIO



Jeff Raymond

READ BIO

Advisors & Investors



Dr. Gary Stutte

READ BIO



Dr. Tom Kelchner

READ BIO



Dr. Amit Dhingra

READ BIO



Rick Harlow

READ BIO









Dr. Kalidas Shetty	Steve Morrow	Dr. Marshall Porterfield	Dr. Aruna Weerasooriya
READ BIO	READ BIO	READ BIO	READ BIO

With team members from:









MEARS · Baker Hughes · U.S. AIR FORCE · BOEING · JPM CHA

PERKS

Tiers & Perks

Investor Bonus Shares & Perks

Discount	Opening Date	Closing Date	Price Per Share	Discounted Price Per Share	Example	Share Ex.
20%	Mar 1	Mar 20	$1.00	$0.80	$500.00	$625.00
15%	Mar 20	Apr 4	$1.00	$0.85	$500.00	$588.24
10%	Apr 4	Apr 24	$1.00	$0.90	$500.00	$555.56
5%	Apr 24	May 14	$1.00	$0.95	$500.00	$526.32

Receive an additional **25% bonus** for investments of **$100K**

COVERAGE

In the Media



NASA
SPINOFF

Astronaut Life Support for Earth Families

COVERAGE

Read more ›



CHRON.

Houston warehouses to be converted into sprawling mixed-use development

COVERAGE

Read more ›



Vertical farming technology brings potential to tackle food deserts to downtown Houston

COVERAGE

Read more >



Vertical farming on display in Downtown Houston

COVERAGE

Read more >

INVEST NOW

Invest in the Growing Need for Food Independence

With a growing market and increased demand for better quality food, Eden Grow Systems knows that food supply doesn't have to be tied to a supply chain any longer. With the EGS towers, anyone, anywhere, can grow their own food and control the quality without depending on corporations, governments, or even the weather. The market is hungry, and EGS is ready to meet them.

Invest Now

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Frequently Asked Questions

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EDEN
GROW SYSTEMS

Providing sustainable food and energy independence to local communities around the world.

1-877-EDENGRO (1-877-333-6476)

invest@edengrowsystems.com

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Eden Grow Systems Inc. and Dalmore Group LLC hereby declare and confirm that they are not affiliated entities. Dalmore Group LLC is solely acting as a service provider and intermediary in connection with Eden Grow Systems Inc.'s Regulation Crowdfunding campaign.

Dalmore Group LLC does not have any ownership interest, control, or direct involvement in the operations, management, or decision-making processes of Eden Grow Systems Inc. Furthermore, any services provided by Dalmore Group LLC to Eden Grow Systems Inc. are conducted at arm's length and in accordance with applicable securities laws and regulations.

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